UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
Notification of Late Filing
Commission File Number: 0-3009
(Check One): |X| Form 10-K |_| Form 20-F |_| Form 11-K |_| Form 10-Q |_| Form 10-D |_| Form N-SAR
|_| Form N-CSR
For Period Ended: September 30, 2013
|_| Transition Report on Form 10-K
|_| Transition Report on Form 20-F
|_| Transition Report on Form 11-K
|_| Transition Report on Form 10-Q
|_| Transition Report on Form N-SAR
For the Transition Period Ended:
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION
INTL FCStone Inc.
Full Name of Registrant

708 Third Avenue, Suite 1500

Address of Principal Executive Office (Street and Number)

New York, NY 10017
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed period.

In connection with the preparation of its consolidated financial statements for the fiscal year ended September 30, 2013, INTL FCStone Inc. (the “Company”) identified errors in the reconciliation of the Company’s subsidiary INTL FCStone Markets, LLC’s accounting records to its back office system, which has resulted in a delay in finalizing the Company’s consolidated financial statements required to be included in the Company’s Form 10‑K. As a result, the Company is evaluating the effect these errors may have on previously filed consolidated financial statements covering the Company’s interim periods for the fiscal year ended September 30, 2013 as well as the previously filed audited and interim consolidated financial statements for the Company’s fiscal years ended September 30, 2012 and 2011.

The Company believes these errors may reflect an overstatement of revenues in trading gains, net in prior fiscal periods of up to $10.2 million and correspondingly an overstatement of net income of up to approximately $6.4 million. The errors do not relate to any customer-owned collateral. The Company has not yet determined whether the errors will have a material impact on the Company’s previously reported consolidated financial information, and therefore the Audit Committee cannot yet conclude that such consolidated financial statements and the information derived therefrom should no longer be relied upon. If, upon further review, the Audit Committee determines that any previously issued consolidated financial statement should no longer be relied upon because of the errors, the Company will file a Current Report on Form 8-K disclosing the Audit Committee’s determination.

The Company is continuing its review processes, including the effect on previously filed consolidated financial statements covering the Company’s interim periods for the fiscal year ended September 30, 2013 as well as the previously filed audited and interim consolidated financial statements for the Company’s fiscal years ended September 30, 2012 and 2011 The time frame for completing this review is not currently known and no assurances can be given that the Company will be successful in completing the filing of the Annual Report on Form 10-K for the fiscal year ended September 30, 2013 by December 31, 2013.

Management continues to assess the Company’s disclosure controls and procedures and internal control over financial reporting for current and prior periods. Management does not expect to reach a final conclusion on the effectiveness of the Company’s internal control over financial reporting and disclosure controls and procedures until completion of the review process.

PART IV - OTHER INFORMATION
(1)     Name and telephone number of person to contract in regard to this notification.

William J. Dunaway (816) 410-7129 (Name) (Area Code) (Telephone Number)

(2)
Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). | X | Yes | | No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? | | Yes |X| No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

INTL FCStone Inc.
(Name of registrant as specified in charter)
has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

December 16, 2013	/s/ WILLIAM J. DUNAWAY
(Date)	William J. Dunaway
Chief Financial Officer